September 27, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

        Re: K Wave Media Ltd.
            Amendment No. 6 to Registration Statement on Form F-4
            Filed September 26, 2024
            Amendment No. 7 to Registration Statement on Form F-4
            Filed September 27, 2024
            File No. 333-278221
Dear Anthony Ang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 7 to Registration Statement on Form F-4 filed September 27, 2024 Questions and Answers About the Business Combination and the Special Meeting Do any of Global Star's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 7

1. We note your revised disclosure showing Ted Kim's ownership percentage of K Enter decreased from 21.3% as disclosed in Amendment No. 5 filed September 13, 2024 to
       9.9%. Please tell us the facts and circumstances that decreased his ownership. In so doing, address whether any of his ownership was surrendered or otherwise involved with the
       Share Subscription Agreement with GF Korea Inc. Please also explain any other material changes in ownership of K Enter held by the individuals identified in this section.
 September 27, 2024
Page 2

Will I experience dilution as a result of the Business Combination?, page 10

2. Please confirm whether and how the 1,488,119 Pubco shares to be received by GF Korea in exchange for the 4,997 K Enter shares that either have been or will be issued to GF
       Korea are depicted in the tabular disclosure of Pubco ownership following the business combination. If such Pubco shares are not included within the 59,000,000 rollover equity shares shown as held by K Enter stockholders, please explain why not and whether they should be included as an additional source of potential dilution. In this regard, we note that footnote (E) at page 175 describes an adjustment to the unaudited pro forma financial
       information as    the exchange of outstanding New K Enter shares into
59,000,000 PubCo
       Ordinary Shares, excluding the 1,488,119 shares being used to satisfy K Enter transaction expenses
Management's Discussion and Analysis of Financial Condition and Results of Operations
Subsequent Event, page 216

3. With regard to the Share Subscription Agreement with GF Korea Inc. ("GF"), please:
           discuss the business reason for K Enter entering into the agreement; explain your rationale for providing more consideration value represented by the
          4,997 shares of K Enter common stock issued than the amount of the debt assumed by
          GF;
           explain the basis for converting the 4,997 shares issued by K Enter into 1,488,119 shares of PubCo ordinary shares and specifically state in your disclosure how this conversion ratio compares to the conversion ratio in the overall merger transaction;
           discuss if there are any consequences to you in the event GF does not sell the shares issued to it and/or does not repay the associated debt assumed. Unaudited Pro Forma Condensed Combined Financial Information, page 256

4. Please explain to us why the effects of the issuance of the 4,997 of K Enter common stock to GF Korea Inc. pursuant to the Share Subscription Agreement do not appear to be reflected in the combined balance sheet and statement of operations for New K Enter.
5. Please explain to us and disclose how the 1,488,119 shares of PubCo ordinary shares into which the 4,997 shares of K Enter common stock are converted are reflected in the pro forma total number of shares outstanding, weighted average number of shares outstanding and earnings/loss per share amounts presented here and wherever such amounts are presented in the filing.
Unaudited Pro Forma Condensed Combined Statement of Operations for K Wave, page 259

6. Please explain what footnote (7) attached to the pro forma weighted average number of
       shares outstanding     basic and diluted for scenario 1 and scenario 2
amounts represents.
 September 27, 2024
Page 3
Financial Statements of K Enter Holdings Inc.
For the Interim Period Ended June 30, 2024
Notes to Condensed Financial Statements (Unaudited)
Note 14. Subsequent Events, page F-98

7. Please update this note to disclose the pertinent details of the Share Subscription
       Agreement with GF Korea Inc., including the number of K Enter common stock issued, number of PubCo ordinary shares into which the K Enter shares have been converted and
       60 day re-sale provision for the PubCo ordinary shares.
Item 21. Exhibits and Financial Statement Schedules, page II-2

8. The legal opinion filed as Exhibit 5.1 speaks to 64,185,053 "Class A ordinary shares" of
       K Wave Media Ltd, but it appears from disclosure throughout the registration statement that Pubco has only authorized ordinary shares and preference shares. Please revise for consistency and accuracy in the class of registered securities being opined upon.
9. You state in Exhibit 10.58 that "Annex 1" sets forth the debt that GF is to pay but we did not locate this document. Please revise to include this "Annex 1" or tell us where we can find this document.
General

10. Please confirm whether the 4,997 K Enter shares contemplated by the Share Subscription
       Agreement filed as Exhibit 10.58 have already been issued to GF Korea, as we note that
       Article 5 defines the closing date, on which "KEF shall issue GF the New Shares," as
       "[September 25], 2024 or the date agreed upon by the Parties." Please also tell us whether the exchange of 4,997 K Enter shares for Pubco shares is being registered on this Form F-
       4. To the extent that the exchange of the 4,997 K Enter shares for Pubco shares is not being registered on this Form F-4, please indicate the exemption from registration that GF
       Korea will rely upon in selling these shares shortly after effectiveness of the registration statement, as contemplated by the Share Subscription Agreement. The Agreement
       indicates that GF Korea will sell the shares within 60 days following the "Listing Date,"
       which is defined as the date on which KEH's registration statement becomes effective, resulting in KEH's common stock commencing trading on NASDAQ. Please explain which date will commence the 60-day selling period, as we note that as currently structured, the PubCo shares will not begin trading at the time of effectiveness.

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Andy Tucker